InterDent Service Corporation

InterDent, Inc.

222 N. Sepulveda Boulevard, Suite 740

El Segundo, California  90245

Tel. (310) 765-2400

Fax. (310) 640-9897

October 11, 2005

VIA EMAIL AND FACSIMILE

Mary K. Fraser, Esq.

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 6010

Washington, D.C. 20549

Re:                            InterDent Service Corporation

Registration Statement on Form S-4 (File No. 333-124080)

Dear Ms. Fraser:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InterDent Service Corporation and InterDent, Inc. (collectively, the “Registrants”) have previously requested, pursuant to an acceleration request letter dated October 7, 2005, that the effectiveness of the Registration Statement referenced above be accelerated so that such Registration Statement will become effective at 9:00 a.m. Eastern Time on Thursday, October 13, 2005, or as soon thereafter as is practicable (the “Acceleration Request”).

 The Registrants hereby supplement the Acceleration Request by providing the following contact information for notices regarding the Acceleration Request:

Robert Hill

Chief Financial Officer

InterDent Service Corporation

222 N. Sepulveda Blvd., Suite 740

El Segundo, CA 90245

Telephone:  (310) 765-2470

Facsimile:  (310) 640-9897

Email:  HillR@InterDent.com

The undersigned hereby confirms that the Registrants are aware of their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed exchange offer by InterDent Service Corporation specified in the above captioned Registration Statement.  The undersigned acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance and cooperation in this matter.

Sincerely,

INTERDENT SERVICE CORPORATION

By:	/s/ Robert W. Hill
Robert W. Hill
Chief Financial Officer

INTERDENT, INC.

By:	/s/ Robert W. Hill
Robert W. Hill
Chief Financial Officer